Exhibit 99.1

GALECTIN THERAPEUTICS INC.

4960 Peachtree Industrial Blvd., Suite 240

Norcross, GA 30071

May 6, 2013

10X FUND, L.P.

1099 Forest Lake Terrace

Niceville, Florida 32578

Re:	Series B-1 and Series B-2 Convertible Preferred Stock, Class A-2 Warrants and Class B Warrants (the “Securities”) issued by Galectin Therapeutics Inc. (the “Company”) to 10X Fund, L.P. (the “Fund”)

Dear Sirs:

I am writing to confirm that the Company and the Fund have agreed to amend the following terms of the Securities referenced above:

1.	Expiration Date of Warrants. Section 2.1 of the Class A-2 Warrants and the Class B Warrants shall each be amended to read, in its entirety, as follows:

“Exercise Period. The Holder may exercise this Warrant at any time after the Issue Date and before the close of business in Atlanta, Georgia on the tenth (10th) anniversary of the Issue Date (the “Exercise Period”), unless earlier terminated pursuant to Section 2.6 herein.”

2.	Cash-less Exercise of Class B Warrants. The fifty percent (50%) of Class B Warrants that are not currently exercisable on a cash-less basis shall be amended to provide that they are exercisable on a cash-less basis by adding the following language to the end of Paragraph 2.2(a)(iv) to such Class B Warrants:

“Alternatively, this Warrant may be exercised by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the average of the high and low trading prices per share of Common Stock on the Trading Day preceding the date of such election;

(B) = the Exercise Price of the Warrants; and

(X) = the number of shares issuable upon exercise of the Warrants in accordance with the terms of this Warrant.”

3.	Elimination of Redemption Rights of Series B-1 and B-2 Preferred Stock. In the event the Company is no longer obligated to issue a promissory note to David Platt, Ph.D under Paragraph 3(f) of the Separation Agreement between the Company and Dr. Platt dated February 12, 2009 (whether because the obligation referenced therein has been paid, settled or held unenforceable or invalid by a final, non-appealable order of a court of competent jurisdiction), then the Fund will consent to an amendment to the Certificate of Designation of Preferences, Rights and Limitations for the Series B-1 Preferred Stock and the Series B-2 Preferred Stock (the “Certificate of Designation”) to delete Section 7(a), (c) and (d) thereof and Exhibit A to the Certificate of Designation. Further, in conjunction with such amendment to the Certificate of Designation, the following sentence shall be added to the end of Section 7(b) of the Certificate of Designation: “The price payable for each redeemed share of Preferred Stock (the “Redemption Price”) shall be equal to the Conversion Amount on the Redemption Date.”

This letter represents the entire agreement of the parties with respect to the subject matter of this letter. Nothing hereby shall be deemed to modify, amend, or waive any provision of the Securities, except to the extent specifically stated herein. Please confirm that the Fund has agreed to the terms set forth in this letter by executing and returning a copy of this letter to me.

Very truly yours, GALECTIN THERAPEUTICS INC.

10X FUND, L.P., a Delaware limited partnership

By:	Peter G. Traber, M.D., President, Chief Executive Officer and Chief Medical Officer

ACCEPTED AND AGREED TO:

10X FUND, L.P., a Delaware limited partnership

By:	10X CAPITAL MANAGEMENT, LLC

By:	Rod D. Martin, Manager